GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 K[redacted] 50930 Kuala Lump r, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-216

07020728

25 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled : "Genting Teams up with Stanley Ho" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

PROCESSED

FEB 02 2007

THOMSON
FINANCIAL

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 25-01-2007 12:11:28 PM
Submitted by GENTING on 25-01-2007 05:24:26 PM
Reference No GG-070125-703E0

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ○ **Announcement** ● **Reply to query**

* Reply to Bursa Malaysia's Query Letter - Reference ID : **MM-070124-36023**

* Subject :

ARTICLE ENTITLED : "GENTING TEAMS UP WITH STANLEY HO"

* **Contents :-**

With reference to your letter dated 24 January 2007 pertaining to the above news article appearing in The Sun, Business news section, page 22 on Wednesday, 24 January 2007, we wish to clarify that Genting International Public Limited Company ("GIPLC"), an indirect subsidiary of the Company whose shares are listed on the Singapore Exchange Securities Trading Limited and the Euro MTF Market of the Luxembourg Stock Exchange has recently announced its proposed venture in Macau with Star Cruises Limited via a joint venture company on the basis of 25:75 equity ownership. A copy of GIPLC's announcement dated 22 January 2007 is attached.

ShhAgreement.pdf

Yours faithfully
GENTING BERHAD

TAN SRI MOHD AMIN BIN OSMAN
Executive Director

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

ANNOUNCEMENT

SHAREHOLDERS' AGREEMENT BETWEEN GENTING INTERNATIONAL P.L.C., GENTING STAR LIMITED, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, STAR CRUISES LIMITED AND STAR CRUISES ASIA HOLDING LTD., A WHOLLY-OWNED SUBSIDIARY OF STAR CRUISES LIMITED

The Board of Directors of Genting International P.L.C. ("GIPLC or the Company") wishes to announce that Genting Star Limited ("Genting Star"), a wholly-owned subsidiary of the Company had in January 2007, acquired from Star Cruises Asia Holding Ltd. ("SC Asia"), a wholly-owned subsidiary of Star Cruises Limited ("SCL"), 25 ordinary shares of US$1.00 each representing 25% of the issued share capital of New Orisol Investments Limited ("New Orisol") for a purchase consideration of US$25.00. The remaining 75% equity interest in New Orisol comprising 75 ordinary shares of US$1.00 each is held by SC Asia.

Following the above, the Company, Genting Star, SCL and SC Asia had on 16 January 2007 entered into a Shareholders' Agreement in relation to the management and operation of New Orisol ("Shareholders' Agreement").

(a) **Details**

New Orisol, an investment holding company incorporated in 2004, had on 16 January 2007 entered into a Sale and Purchase Agreement with Mr José Manuel dos Santos, Silverland Concept Corporation and World Arena Corporation (collectively referred to as the "Vendors") to acquire 75 ordinary shares of US$1.00 each representing 75% of the issued share capital of Macau Land Investment Corporation ("MLIC") and certain loans amounting to MOP59,223,500 owed by Treasure Island Entertainment Complex Limited ("TIECL"), an indirect wholly-owned subsidiary of MLIC (the "Sale and Purchase Agreement") (the "Acquisition").

TIECL has been granted by the Government of Macau with a lease over a piece of land located at 1 Lago Nam Van measuring approximately 8,100 square metres (approximately 87,156 square feet) in Macau (the "Land").

The total purchase consideration for the Acquisition is HK$1,466,508,410.65 and was agreed after arm's length negotiations between New Orisol and the Vendors with reference to a preliminary valuation commissioned by New Orisol on the unbuilt Land of a market value of approximately HK$2,300,000,000 dated 15 January 2007 prepared by an independent property valuer based on the assumption that the development mix will have a portion of commercial floor area for casino and retail uses. As at the date of this announcement, apart from land reclamation and site formation work, construction work in respect of developing the hotel has not commenced on the Land. At the signing of the Sale and Purchase Agreement, the Company and SCL, in proportion to their respective indirect shareholdings in New Orisol, paid a non-refundable deposit of HK$153,562,5[illegible] (the "Deposit") for and on behalf of New Orisol to the Vendors. The remaining purchase consideration will be payable in full by New Orisol on completion of the Acquisition

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

As at the date of this announcement, MLIC is owned as to 50% by Mr José Manuel dos Santos, 35% by World Arena Corporation and 15% by Silverland Concept Corporation. Upon completion of the Acquisition, MLIC will be owned as to 75% by New Orisol, 15% by World Arena Corporation and 10% by Silverland Concept Corporation.

Subject to obtaining the relevant approval / authorisation from the Government of Macau, TIECL proposes to develop and build on the Land, a hotel that will house, inter alia a casino.

On 18 January 2007, SCL entered into an agreement with Sociedade de Jogos de Macau, S.A. ("SJM"), a holder of a gaming concession granted by the Government of Macau, wherein SCL has agreed to procure TIECL to grant SJM the right to use a certain area in the hotel to be built on the Land for the operation of a casino (subject to SJM receiving the relevant authorisation from the Government of Macau), and SJM has agreed to engage TIECL (upon completion of the Acquisition and the granting of all relevant authorisations from the Government of Macau) to provide certain services in respect of the casino (comprising its marketing, promotion, publicity, customer development and introduction, coordination of activities, interior design and fitting out of the casino, security and other human resources services). The provision of services and the respective right of utilization of the premises will only become effective upon satisfaction of a number of conditions, namely the completion of the Acquisition, the formalization of the rights of TIECL over the Land, the approval of the Government of Macau of the installation of the casino on the premises and the agreement between SJM and SCL and the SCL Approval (as defined below). SJM will pay monthly fees to TIECL for using the casino premises and for the services rendered by TIECL in respect of the casino. Such arrangements are subject to and conditional upon the approval by the Government of Macau.

(b) **Funding Commitment**

In accordance with the Shareholders' Agreement, the Company and SCL which are also parties to the Shareholders' Agreement have agreed to guarantee the obligations of their respective wholly-owned subsidiaries, Genting Star and SC Asia in the manner provided in the Shareholders' Agreement.

The total funding commitment by Genting Star and SC Asia to New Orisol that have been agreed pursuant to the Shareholders' Agreement, is HK$3,500,000,000.

Subject to any regulatory approvals (if required) being obtained by the Company and approval of the shareholders of SCL being obtained at its general meeting ("SCL Approval"), the maximum funding commitment of Genting Star to New Orisol will not exceed HK$875,000,000 (the "Investment").

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

The funding commitment to New Orisol by both Genting Star and SC Asia may be by way of subscription for new shares in New Orisol or provision of shareholder's loans or a guarantee, an indemnity or other form of security or financial assistance to be granted in favour of any third party(ies) for the purpose of enabling debt financing to be available to New Orisol (the "Securities"), in each case in proportion to their respective shareholdings in New Orisol.

The Company intends to fund the Investment from available cash resources and/or financing via debt or equity or a combination of both.

Any further capital contributions or funding obligations of SCL and SC Asia under the Shareholders' Agreement are subject to the SCL Approval. If the SCL Approval is not obtained by 19 March 2007 and subject to the regulatory approvals (if required) being obtained by the Company, SCL's and SC Asia's obligations under the Shareholders' Agreement will cease (save for certain miscellaneous provisions) and the Company and Genting Star,

(i) will, or will procure a third party to, purchase,
   - (a) SC Asia's entire shareholding in New Orisol at investment cost per share; and
   - (b) all shareholder's loans, if any, advanced by SC Asia to New Orisol on a dollar-for-dollar basis; and

(ii) will use their respective best endeavours to procure the irrevocable release and discharge of SCL and SC Asia from all Securities, if any, granted by SCL and/or SC Asia to any institutions in favour of any facilities made available to New Orisol or in respect of any obligations of New Orisol.

The Shareholders' Agreement provides a reciprocal exit provision in favour of the Company on the same terms as described above in the event that the Company requires any regulatory approvals and these are not obtained by 19 March 2007, and subject to the SCL Approval having been obtained.

In the event that the SCL Approval is not obtained by 19 March 2007 and any of the regulatory approvals (if required) by the Company is not obtained by 19 March 2007, the Shareholders' Agreement will terminate automatically. Should New Orisol choose not to complete the Acquisition, including, by reason of not having obtained the SCL Approval or the regulatory approvals (if required) by the Company, the Deposit in an aggregate sum of HK$153,562,500 payable by New Orisol for the acquisition of 75% of the issued share capital of MLIC will be forfeited and the Sale and Purchase Agreement in relation thereto will terminate without further liabilities to New Orisol.

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

(c) **Rationale**

Macau is the fastest growing leisure entertainment and hospitality market in the world and will be a prime beneficiary of the increasing affluence in Asia. The Company, as a global leisure entertainment and hospitality player views Macau as a good investment opportunity. Hence the Investment in New Orisol will provide synergy and greater access to North Asia market and will benefit the Group's investment and marketing activities in Singapore, United Kingdom and Malaysia.

(d) **Directors' and Substantial Shareholders' Interests**

SCL is an associated company of Resorts World Bhd ("RWB"), which in turn is a related corporation of the Company by virtue of it being a 57.4% owned subsidiary of Genting Berhad ("GB"), the ultimate holding company of the Company. RWB is also the holding company of Resorts World Limited, which in turn, is a substantial shareholder of the Company.

The Executive Chairman, Tan Sri Lim Kok Thay is also the Chairman, President and Chief Executive, shareholder and share option holder of GB and SCL respectively and is the Chairman and Chief Executive, shareholder and share option holder of RWB. He has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") is acting as its trustee, by virtue of him being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL and Joondalup Limited. GHL as trustee of the GHUT holds 10.55% of the issued share capital of the Company and 37.02% of the issued share capital of SCL. Joondalup Limited, which is wholly-owned by Tan Sri Lim Kok Thay holds 8.06% of the issued share capital of SCL. He is also a director of New Orisol.

Mr Justin Tan Wah Joo, the Managing Director, is also a shareholder and share option holder of GB and SCL and a share option holder of RWB. He is also a director of New Orisol.

Mr Tan Hee Teck, the Chief Financial Officer and Alternate Director of Tan Sri Lim Kok Thay, is a shareholder of SCL.

Save as disclosed herein, none of the Directors or Substantial Shareholders of the Company has any interest, direct or indirect, in the Shareholders' Agreement other than through their respective shareholdings in the Company.

(e) **Audit Committee Statement**

The Audit Committee of the Company is of the view that the risks and rewards arising from the Shareholders' Agreement is in proportion to its indirect equity interest (through Genting Star) held in New Orisol and the Investment is on normal commercial terms and is not prejudicial to the interests of the Company and its minority shareholders.

Genting International

Genting International P.L.C.
(Incorporated in the Isle of Man No. 24706C)

(f) **Interested Person Transactions (IPTs)**

The Acquisition is the first IPT for the current financial year.

For and on behalf of the Board of
GENTING INTERNATIONAL P.L.C

Mr Justin Tan Wah Joo
Managing Director

22 January 2007